UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	The Pre-IPO and Growth Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	2187 Atlantic St., Suite 604 Stamford, CT 06902

TELEPHONE NUMBER:	203.618.3700

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	SPI Agent Solutions, Inc. 300 Creek View Road, Suite 209 Newark, Delaware 19711

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]	No [ ]

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Stamford and State of Connecticut on this 6th day of June, 2025.

The Pre-IPO and Growth Fund

/s/ Laurence K. Russian
By:	Laurence K. Russian
Trustee

ATTEST:	/s/ Michael Halper

Name:	Michael Halper

Title:	Witness